SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31161; 812-14253]

FundVantage Trust, et al.; Notice of Application

July 17, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of the Application: The order would permit certain open-end management investment companies registered under the Act to acquire shares of certain open-end management investment companies registered under the Act that are outside of the same group of investment companies as the acquiring investment companies.

Applicants: FundVantage Trust (the "Trust"), Gotham Asset Management, LLC (the "Adviser"), and Foreside Funds Distributor, LLC (the "Distributor").

Filing Dates: The application was filed on December 16, 2013, and amended on April 25, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 11, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, Attn: John M. Ford, Esq., Pepper Hamilton LLP, 3000 Two Logan Square, Philadelphia, PA 19103.

<u>For Further Information Contact</u>: Michael S. Didiuk, Senior Counsel, at (202) 551-6839, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6869 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>

1.   The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act. The Trust is comprised of separate series (each a "Fund" and collectively, the "Funds"). The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser for three of the Funds. The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and serves as the Funds' principal underwriter and distributor. Both the Adviser and the Distributor are Delaware limited liability companies.

2.   Applicants request an order to permit (a) registered open-end management investment companies (the "Investing Funds") that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust, to acquire shares of the Funds in excess of the limits in section 12(d)(1)(A) of the Act, and (b) the Funds, any principal underwriter for a Fund, and any broker or dealer registered under the Exchange Act

("Broker") to sell shares of the Funds to the Investing Funds in excess of the limits of section

12(d)(1)(B) of the Act.[1] Applicants also request an order under sections 6(c) and 17(b) of the Act

to exempt applicants from section 17(a) to the extent necessary to permit a Fund to sell its shares to

and redeem its shares from an Investing Fund.[2]

       3.   Each Investing Fund will be advised by an "investment adviser," within the meaning

of section 2(a)(20)(A) of the Act, and such adviser will be registered as an investment adviser under

the Advisers Act (each, an "Investing Fund Adviser"). Some Investing Funds may also be advised

by investment adviser(s) that meets the definition of section 2(a)(20)(B) of the Act (each, an

"Investing Fund Subadviser").

 Applicants' Legal Analysis

A.   Section 12(d)(1)

       1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring shares of an investment company if the securities represent more than 3%

of the total outstanding voting stock of the acquired company, more than 5% of the total assets of

the acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, and any Broker from knowingly

selling the investment company's shares to another investment company if the sale will cause the

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[1]   All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. Certain of the Funds created in the future may be registered under the Act as open-end management investment companies and may have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

[2]   Applicants request that the relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust and is advised by the Adviser (included in the term "Funds"); (2) each

acquiring company to own more than 3% of the acquired company's total outstanding voting stock, or if the sale will cause more than 10% of the acquired company's total outstanding voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.   Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit Investing Funds to acquire shares of the Funds in excess of the limits in section 12(d)(1)(A), and a Fund, any principal underwriter for a Fund and any Broker to sell shares of a Fund to an Investing Fund in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures.   Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants believe that the proposed arrangement will not result in the exercise of undue influence by an Investing Fund or an Investing Fund Affiliate over the Funds.[3]   To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the Investing Fund's Advisory Group from controlling (individually or in the aggregate) a Fund within

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Investing Fund that enters into a Participation Agreement (as defined below) with a Fund to purchase shares of the Fund; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund.

[3]   An "Investing Fund Affiliate" is the Investing Fund Adviser, any Investing Fund Subadviser, promoter or principal underwriter of an Investing Fund, as well as any person controlling, controlled by, or under common control with any of those entities.   A "Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of a Fund, as well as any person controlling, controlled by, or under common control with any of those entities.

the meaning of section 2(a)(9) of the Act.[4] The same prohibition would apply to any Investing Fund's Subadvisory Group.[5] Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting").[6]

5.   To ensure that the Investing Funds comply with the terms and conditions of the requested relief, prior to an Investing Fund's investment in the shares of a Fund in excess of the limit in section 12(d)(1)(A) of the Act, the Investing Fund and the Fund will execute an agreement stating, without limitation, that their Boards (as defined below) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement").[7] Applicants note that each of the Funds (other than an ETF

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[4]   An "Investing Fund's Advisory Group" is the Investing Fund Adviser, any person controlling, controlled by or under common control with the Investing Fund Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser or any person controlling, controlled by or under common control with the Investing Fund Adviser.

[5]   An "Investing Fund's Subadvisory Group" is an Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.

[6]   An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee of the Investing Fund, or a person of which any such officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the Act.

[7]   The board of directors or trustees, as applicable, of a specified entity is referred to herein as a "Board."

whose shares are purchased by an Investing Fund in the secondary market) will retain its right at all times to reject any investment by an Investing Fund.[8]

6. Applicants state that they do not believe that the proposed arrangement will involve excessive layering of fees. The Board of each Investing Fund, including a majority of the directors or trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent Trustees"), will find that the advisory fees charged under investment advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Fund may invest. In addition, the Investing Fund Adviser will waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").[9]

7. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 12 below.

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[8] A Fund, including an ETF, would retain its right to reject any initial investment by an Investing Fund in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Investing Fund.

[9] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that an Investing Fund and a Fund might be deemed to be affiliated persons of one another if the Investing Fund acquires 5% or more of a Fund's outstanding voting securities. Accordingly, section 17(a) could prevent a Fund from selling shares to and redeeming shares from an Investing Fund.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief

under sections 17(b) and 6(c) of the Act.[10] Applicants state that the terms of the transactions are

reasonable and fair and do not involve overreaching. Applicants state that the terms upon which a

Fund will sell its shares to or purchase its shares from an Investing Fund will be based on the net

asset value of the Fund.[11] Applicants state that the proposed transactions will be consistent with the

policies of each Investing Fund and each Fund and with the general purposes of the Act.

Applicants' Conditions

Applicants agree that the relief to permit Investing Funds to invest in Funds shall be subject

to the following conditions:

1.   The members of an Investing Fund's Advisory Group will not control (individually

or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an

Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund

within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding

voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's

Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the

outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as

the vote of all other holders of the Fund's shares. This condition does not apply to the Investing

Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a

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[10]   Applicants acknowledge that receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by an Investing Fund of shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to an Investing Fund may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

[11]   Applicants note that an Investing Fund generally would purchase and sell shares of a Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Fund. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF

person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The Board of an Investing Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

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could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because an investment adviser to the ETF is also an investment adviser to the Investing Fund.

5.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its

capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any

Affiliated Underwriting.

6.   The Board of a Fund, including a majority of the Independent Trustees, will adopt

procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated

Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the

limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the investment by

the Investing Fund in shares of the Fund. The Board will consider, among other things, (a) whether

the purchases were consistent with the investment objectives and policies of the Fund; (b) how the

performance of securities purchased in an Affiliated Underwriting compares to the performance of

comparable securities purchased during a comparable period of time in underwritings other than

Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the

amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased

directly from an Underwriting Affiliate have changed significantly from prior years. The Board will

take any appropriate actions based on its review, including, if appropriate, the institution of

procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the

best interest of shareholders.

7.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to such

procedures, and will maintain and preserve for a period of not less than six years from the end of

the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by an Investing Fund in the securities of a Fund exceeds the limit

in section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were

acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d)

information or materials upon which the Board's determinations were made.

8.   Before investing in shares of a Fund in excess of the limits in section 12(d)(1)(A) of

the Act, each Investing Fund and Fund will execute a Participation Agreement stating, without

limitation, that their Boards and their investment advisers understand the terms and conditions of

the order and agree to fulfill their responsibilities under the order. At the time of its investment in

shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the

Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the

names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify

the Fund of any changes to the list of the names as soon as reasonably practicable after a change

occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the

Participation Agreement, and the list with any updated information for the duration of the

investment and for a period of not less than six years thereafter, the first two years in an easily

accessible place.

9.   Prior to approving any advisory contract under section 15 of the Act, the Board of

each Investing Fund, including a majority of the Independent Trustees, will find that the advisory

fees charged under such advisory contracts are based on services provided that will be in addition

to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which

the Investing Fund may invest. Such finding and the basis upon which the finding was made will

be recorded fully in the minute books of the appropriate Investing Fund.

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10.   The Investing Fund Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary